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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF APRIL, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F     X                      Form 40-F
                   -----------                           ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                                  No     X
             -----------                         -----------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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[CNH LOGO]

                                                            NEWS RELEASE



CNH TO EXPORT $11 MILLION IN EQUIPMENT TO RUSSIA


 -U.S. Commerce Secretary Don Evans visits Racine for Official Announcement-



FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations (1) 847 955 3939


Lake Forest, IL. (April 10, 2002) -CNH Global (NYSE:CNH), the world's leading producer of agricultural tractors and combines, today announced that it will supply the Samara region of Russia with a fleet of agricultural equipment totaling more than $11 million dollars.

The sale follows the trade mission to Moscow last October led by U.S. Commerce Secretary Donald L. "Don" Evans. CNH was the only agricultural and industrial equipment company selected to attend the mission, which included twelve other U.S. companies.

"This agreement is an outstanding example of what can be achieved through public-private cooperation," said U.S. Commerce Secretary Don Evans. "The more we trade, the more we grow economic opportunity and jobs for America's workers."

Under the terms of the agreement, CNH Global will provide 149 pieces of agricultural equipment manufactured in Illinois, Nebraska and Wisconsin. Products include43Case IH Axial-flow combines, 43 Case IH Grain headers and Pick up headers, four Case IH Corn headers and 20 Case IH MX240 Tractors, in addition to necessary spare parts. Additionally, CNH Global will work with its Russian distributors to organize and equip a service center and network.

"On behalf of CNH, our employees and our suppliers, we are honored and privileged to be awarded this prestigious project," said Paolo Monferino, president and chief Executive officer of CNH Global. "We have a large stake in the global economy, and as such, consider it our obligation to take a leadership role in promoting international trade."


Secretary Evans, who attended today's official announcement in Racine, was joined by Dan Renberg, board of directors, Export-Import Bank of the United States (Ex-Im), Governor Scott McCallum (R-Wis.), state and local officials, and Jean-Pierre Rosso, chairman, CNH Global.





     [ ] CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com [ ]
                        ------------------

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At the meeting, Renberg announced that the sale will be funded in part by Ex-Im, which provides vital trade financing that allows U.S. companies to export competitively. CNH Global has worked closely with Ex-Im over the years, securing financing for exports of US-built CNH equipment to foreign markets. Most recently, CNH was able to obtain an important project in the former Soviet country of Uzbekistan last year. Over the past six years, CNH has sold more than 7,000 units of machinery and helped that country more than triple its wheat production.

CNH Global has been strengthening its position in Russia and the Commonwealth of Independent States for several years. CNH is the largest single Western producer offering a full range of agricultural equipment in Russia and the Commonwealth of Independent States, where more than 13,000 pieces of Case IH and New Holland equipment are in operation.

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 were over $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland Construction, and O&K brands.



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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                          CNH Global N.V.



                                          By:  /s/ Debra E. Kuper
                                                  ---------------------------
                                                   Debra E. Kuper
                                                   Assistant Secretary



April 10, 2002